Lincoln International LLC

Exemption Report
December 31, 2025

This report is deemed CONFIDENTIAL in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.



Deloitte & Touche LLP
111 S Wacker Drive
Chicago, IL 60606
USA

Tel: 312-486-1000
Fax: 312-247-1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managers and Member of Lincoln International LLC:

We have reviewed management's statements, included in the accompanying Lincoln International LLC's Exemption Report (the "Exemption Report"), in which Lincoln International LLC (the "Company") stated that the Company did not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3 and the Company is filing the Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 ("Footnote 74") because the Company limited its business activities exclusively to: receiving transaction-based compensation for advisory services related to merger and acquisition transactions, providing valuation and fairness opinion services and other advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3), throughout the year ended December 31, 2025, without exception. The Company's management is responsible for its compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74 and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the eligibility requirements to file an Exemption Report in reliance on Footnote 74. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on Footnote 74.

Deloitte & Touche LLP

February 13, 2026



Lincoln International LLC's Exemption Report

Lincoln International LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240.15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to receiving transaction-based compensation for advisory services related to merger and acquisition transactions, providing valuation and fairness opinion services and other advisory services. The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the period January 1, 2025 through December 31, 2025 without exception.

Lincoln International LLC

I, Robert T. Brown, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: Chief Executive Officer

February 13, 2026